UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): February 12, 2021

Sugarfina Corporation

(Exact name of issuer as specified in its charter)

Delaware	84-3377991
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1700 E Walnut Ave., Suite 500

El Segundo, CA 90245

(Full mailing address of principal executive offices)

(855) 784-2734

(Issuer’s telephone number, including area code)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 7. Departure of Certain Officers

On February 12, 2021 Sugarfina Corporation, “the Company”, accepted the resignation of Steven Borse, Controller, who functioned as the Company’s principal accounting officer. Brian Garrett, VP of Finance and IT, will fill that role for the Company. See additional information in Item 9. Other below.

Item 9. Other

Recent Developments

Brian Garrett, Vice President of Finance and IT

Brian Garrett is currently our Vice President of Finance and IT. He joined the Company in January 2021. He adds over 17 years of experience leading accounting and finance teams and over 10 years of financial reporting experience for publicly traded companies. Prior to the Company, he served as Controller of Eagle Pipe, LLC from July 2017 to January 2021. He previously served as Controller at Elite Compression Services, LLC from May 2014 to June 2017, as Assistant Controller at Genesis Energy, L.P. from 2007 to 2014 and held various audit and assurance services roles at Deloitte from 2003 to 2007. He is a licensed CPA in the state of Texas and earned a BBA and MS in Accounting from Texas A&M University in College Station, TX.

Juliette Kim, Vice President of Marketing

Juliette Kim is currently our Vice President of Marketing. She joined Sugarfina in January 2021. She brings over 15 years of marketing experience from both the brand and retailer side to Sugarfina. Prior to joining us, she was the Senior Director of Global Brand Marketing and Product Development at Lancer Skincare from August 2019 to July 2020, Director of Product and Brand Marketing at Hourglass Cosmetics from November 2018 to July 2019, Senior Marketing Manager at Sephora from December 2016 to November 2018 and Brand Marketing Manager for Sally Hansen from June 2015 to July 2016. Her experience spans across brand, product and retail marketing as well as social media, more recently focused on the luxury space. She holds a B.S. in Marketing from the University of Illinois at Chicago.

Roy Olson, Director of Operations

Roy Olson is currently our Director of Operations and will lead our new centralized distribution facility which will start operations in Spring of 2021. Roy joined Sugarfina in January 2021. He has 15 years of end-to-end supply chain and program management expertise. Prior to joining Sugarfina he worked at GEODIS for 6 years, most recently as Director of Operations, starting his supply chain carrier with DHL/Excel for 8 years. Roy’s client experience includes P&G, General Mills, Starbucks, Duluth Trading Company, Bath & Body Works & Ecolab. Roy was honorably discharged from the United States Marine Corps in 1999 after serving 6 years and earned a BBA from Lakeland University in Wisconsin.

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sugarfina Corporation

/s/ Fiona Revic

By Fiona Revic, Secretary and Corporate Counsel